UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Transphorm, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

89386L100
(CUSIP Number)

Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Phorm Investors L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Phorm Investors GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 89386L100	13D

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,988,480

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,988,480

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,988,480

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,988,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 89386L100	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,988,480

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,988,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the shares of common stock, $0.0001 par value (the “Common Stock”), of Transphorm, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on March 13, 2020, as amended by Amendment No. 1 filed on July 21, 2020, as amended by Amendment No. 2 filed on November 8, 2021 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Initial Statement.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Phorm Investors L.P., a Delaware limited partnership;
(ii)	KKR Phorm Investors GP LLC, a Delaware limited liability company;
(iii)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(iv)	KKR Group Holdings Corp., a Delaware corporation;
(v)	KKR Group Co. Inc., a Delaware corporation;
(vi)	KKR & Co. Inc., a Delaware corporation;
(vii)	KKR Management LLP, a Delaware limited liability partnership;
(viii)	Henry R. Kravis, a United States citizen; and
(ix)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (ix) are collectively referred to herein as the “Reporting Persons”).

KKR Phorm Investors GP LLC is the general partner of KKR Phorm Investors L.P. KKR Group Partnership L.P. is the sole member of KKR Phorm Investors GP LLC.  KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp.  KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc.  KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc.  Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. and KKR Group Co. Inc.  The executive officers of KKR Group Holdings Corp., KKR Group Co. Inc. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Ryan Stork. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall, Sorkin and Stork is a United States citizen.  Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Bae, Nuttall, Lewin, Sorkin and Stork and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)  Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company.  KKR Phorm Investors L.P. is engaged in the business of investing in securities and KKR Phorm Investors GP LLC is principally engaged in the business of being the general partner of KKR Phorm Investors L.P.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 1, 2022, KKR Phorm Investors L.P. exercised its right to purchase an additional 500,000 shares of Common Stock and receive an additional warrant to purchase 104,167 shares of Common Stock with an exercise price of $6.00 per share, for an aggregate additional purchase price of $2,500,000.  Such warrant is currently exercisable and expires on November 5, 2024. The source of funds required for the $2,500,000 purchase price is from capital contributions from investors in KKR Phorm Investors L.P.  The transaction closed on June 2, 2022.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons may be deemed to beneficially own an aggregate of 22,988,480 shares of Common Stock, which includes 312,500 shares of Common Stock underlying warrants.  Such shares of Common Stock currently owned or which may be acquired in the future represent, in the aggregate, approximately 40.4% of the outstanding shares of the Issuer’s Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

The percentage of beneficial ownership in this Schedule 13D is based on 56,588,042 shares of Common Stock outstanding as of June 2, 2022 as provided by the Issuer.

Each of KKR Phorm Investors GP LLC (as the general partner of KKR Phorm Investors L.P.), KKR Group Partnership L.P. (as the sole member of KKR Phorm Investors GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Phorm Investors L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

(c) Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of Common Stock during the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit A is hereby amended and restated and filed herewith.

Exhibit No.	Description
K	Warrant to Purchase Shares of Common Stock by and between KKR Phorm Investors L.P. and Transphorm Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2022

KKR PHORM INVESTORS L.P.

	By:	KKR Phorm Investors GP LLC, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR PHORM INVESTORS GP LLC

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP PARTNERSHIP L.P.

	By:	KKR Group Holdings Corp., its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP HOLDINGS CORP.

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP CO. INC.

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR & CO. INC.

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico, Xavier Niel, who is a citizen of France and Evan Spiegel, who is a citizen of the United States and France.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.

George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.

Adriane Brown	Managing Partner of Flying Fish Partners

Matthew Cohler	Former General Partner of Benchmark

Mary N. Dillon	Executive Chair of Ulta Beauty, Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

Arturo Gutierrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.

John B. Hess	Chief Executive Officer of Hess Corporation

Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley

Evan Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.

Exhibit A
JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of Transphorm, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 3, 2022

KKR PHORM INVESTORS L.P.

	By:	KKR Phorm Investors GP LLC, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR PHORM INVESTORS GP LLC

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP PARTNERSHIP L.P.

	By:	KKR Group Holdings Corp., its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP HOLDINGS CORP.

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP CO. INC.

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact